 Exhibit 99.1

CHINA SUNERGY ANNOUNCES ADS RATIO CHANGE

NANJING, China, December 6, 2011 China Sunergy Co., Ltd. (NASDAQ: CSUN) ("China Sunergy" or the “Company"), a specialized solar cell and module manufacturer, today announced that the ratio for its American Depositary Shares (the "ADS") representing ordinary shares of the Company ("Shares") will change from one (1) ADS representing six (6) Shares to one (1) ADS representing eighteen (18) Shares (the "Ratio Change"). The effective date is expected to be on December 21, 2011.

Pursuant to the Ratio Change, the record holders of the Company's ADS as of the effective date will be entitled to receive one (1) new ADS, each representing eighteen (18) Shares, in exchange for every three (3) ADSs held by them.  No new Shares will be issued in connection with the Ratio Change. JPMorgan Chase Bank N.A. will contact ADS holders and arrange for the exchange of their current ADSs for new ADSs.  As a result of this Ratio Change, the ADS price is expected to automatically increase proportionally. The Company can give no assurance, however, that the post-change ADS price will be equal to or greater than the pre-change ADS price multiplied by the ratio.

About China Sunergy Co., Ltd.

China Sunergy Co., Ltd. is a specialized manufacturer of solar cell and module products in China. China Sunergy manufactures solar cells from silicon wafers, which utilize crystalline silicon solar cell technology to convert sunlight directly into electricity through a process known as the photovoltaic effect, and assembles solar cells into solar modules. China Sunergy sells these solar products to Chinese and overseas module manufacturers, system integrators, and solar power systems for use in various markets. For more information, please visit our website at http://www.chinasunergy.com.

Investor and Media Contacts:

China Sunergy Co., Ltd.

Elaine Li
Phone: + 86 25 5276 6696
Email: Elaine.li@chinasunergy.com

Brunswick Group

Hong Kong Ginny Wilmerding Phone: + 852 3512 5000 Email: csun@brunswickgroup.com	Hong Kong Xiaoxiao Nina Zhan Phone: + 852 3512 5000 Email: csun@brunswickgroup.com

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts in this announcement are forward-looking statements. These forward-looking statements are based on current expectations, assumptions, estimates and projections about the Company and the industry, and involve known and unknown risks and uncertainties, including but not limited to, the Company’s ability to raise additional capital to finance the Company’s activities; the effectiveness, profitability, and the marketability of its products; litigations and other legal proceedings, including the ultimate outcome of any decisions by the ITC and DOC on the petitions filed; the economic slowdown in China and elsewhere and its impact on the Company's operations; demand for and selling prices of the Company’s products, the future trading of the common stock of the Company; the ability of the Company to operate as a public Company; the period of time for which its current liquidity will enable the Company to fund its operations; the Company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the Company’s operating results and financial condition; the Company's ability to attract or retain qualified senior management personnel and research and development staff; future shortage or availability of the supply of raw materials; impact on cost-competitiveness as a result of entering into long-term arrangements with raw material suppliers and other risks detailed in the Company’s filings with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.